SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) *

Tonix Pharmaceuticals Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

890260 20 1

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890260 20 1	13G

1.	Names of Reporting Persons Technology Partners Fund VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 547,972 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 547,972 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,972 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.76% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 on the statement on Schedule 13G is filed by Technology Partners Fund VIII, L.P. (“TP VIII”) and TP Management VIII, LLC (“TPM VIII,” together with TP VIII, collectively referred to herein as, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by TP VIII. TPM VIII serves as the sole general partner of TP VIII. As such, TPM VIII may be deemed to have indirect beneficial ownership of the shares held by TP VIII. TPM VIII owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013.
(3)	This percentage is calculated based upon 5,614,121 shares of the Common Stock outstanding as provided by the Company.

CUSIP No. 890260 20 1	13G

1.	Names of Reporting Persons TP Management VIII, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 547,972 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 547,972 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,972 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.76% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 on the statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by TP VIII. TPM VIII serves as the sole general partner of TP VIII. As such, TPM VIII may be deemed to have indirect beneficial ownership of the shares held by TP VIII. TPM VIII owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013.
(3)	This percentage is calculated based upon 5,614,121 shares of the Common Stock outstanding as provided by the Company.

Introductory Note: This Amendment No. 1 to the statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Tonix Pharmaceuticals Holding Corp. (the “Issuer”).

Item 1(a).	Name of Issuer:

Item 1(b).	Address of Issuer’s Principal Executive Officers:

Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

Item 2(a).	Name of Person(s) Filing:

Technology Partners Fund VIII, L.P.

TP Management VIII, LLC

Item 2(b).	Address of Principal Business Office:

Technology Partners

550 University Avenue

Palo Alto, California 94301

Item 2(c).	Citizenship:

Technology Partners Fund VIII, L.P.	California, United States of America
TP Management VIII, LLC	California, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

890260 20 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013:

Reporting Persons	Shares of Common Stock Held Directly	Shares Underlying Exercisable Warrants Held Directly	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
Technology Partners Fund VIII, L.P.	547,972	0	547,972	547,972	547,972	9.76%
TP Management VIII, LLC (2)	0	0	547,972	547,972	547,972	9.76%

(1)	Represents the number of shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2013.
(2)	TPM VIII serves as the sole general partner of TP VIII. As such, TPM VIII may be deemed to have indirect beneficial ownership of the shares held by TP VIII. TPM VIII owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013.
(3)	This percentage is calculated based upon 5,614,121 shares of the Common Stock outstanding as provided by the Company.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

TECHNOLOGY PARTNERS FUND VIII, L.P.
By:	TP MANAGEMENT VIII, LLC
Its:	General Partner

By:	/s/ Sheila Mutter
Sheila Mutter
Managing Member

TP MANAGEMENT VIII, LLC

By:	/s/ Sheila Mutter
Sheila Mutter
Managing Member

Exhibit(s):

99.1:	Joint Filing Statement